



Dr. Sean Dixon · 3rd

Chief Executive Officer at Simply Tiny Development, LLC

Denver Metropolitan Area · **Contact info**

500+ connections

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Simply Tiny Development, a Public Benefit LLC

Colorado Technical University

Providing services
Business Consulting and Management Consulting
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Experience

Chief Executive Officer
Simply Tiny Development, a Public Benefit LLC · Self-employed
Jan 2019 – Present · 2 yrs 6 mos
Denver, Colorado, United States

Company Owner
LifeElevated Consulting
2018 – Present · 3 yrs
Greater Denver Area

B Corp Certifications Made Simple!

Tactical Air Control Party
United States Air Force
Feb 2013 – Present · 8 yrs 5 mos

Government Contractor
Various Companies
Feb 2014 – Jul 2019 · 5 yrs 6 mos
United States

Education

Colorado Technical University
Doctor of Management, Organizational Leadership and Development
2018 – 2020

National University
Master of Arts - MA, Organizational Leadership and Development
2017

Thomas Edison State University
Bachelor of Science - BS, Political Science and Government


2016

Show 3 more education ⌄

Skills & endorsements

Change Management · 3

Martin Kettelhut, PhD and 2 connections have given endorsements for this skill

Management Consulting

Leadership Development · 1

Joe Newsum has given an endorsement for this skill

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Recommendations

Received (2)   Given (0)



Tawn Miller
Real Estate Broker at Kenna Real Estate
September 9, 2019, Dr. Sean worked with Tawn in the same group

Sean is a very driven, focused and ambitious person. He has continued to exceed my exceptions wit his forward thinking and his ability to adapt to situations with any available resources. If your looking for a true strategist with the drive to make changes happen, I highly recommend starting your search here!



Kenneth Faria
Process Engineer - Drug Substance Technology at Bristol-Myers Squibb
September 3, 2019, Dr. Sean worked with Kenneth in the same group

Sean and I worked closely together in the United States Air force for many years, partly with Sean as my first-level supervisor. During my time working with Sean, I have seen him grow in both technical and leadership skills. His ability to remain calm and provide relevantly focused direction in challenging si... **See more**

